

July 1, 2013

<u>Via E-mail</u>
Gil Borok
Chief Financial Officer
CBRE Group, Inc.
11150 Santa Monica Boulevard, Suite 1600
Los Angeles, CA 90025

> **Re: CBRE Group, Inc.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 1-32205**

Dear Mr. Borok:

We have reviewed your response dated June 14, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for fiscal year ended December 31, 2012</u>

<u>Item 8. Financial Statements and Supplementary Data, 68</u>

<u>Notes to Consolidated Financial Statements, page 76</u>

<u>2. Significant Accounting Policies, page 76</u>

<u>Warehouse Receivables, page 85</u>

1. We note your response to our prior comment three. Please tell us how you considered the loss sharing arrangement in your determination of whether or not a sale has occurred. Please refer to paragraph 46 of ASC 860-10-55.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant